Exhibit 99.1

Santiago, January 4, 2016

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance

Ref.:            MATERIAL EVENT NOTICE
___________________________________________________________________

For your information,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the compilations of norms of the Superintendency of Banks and Financial Institutions, we notify you of the following MATERIAL EVENT:

Today, January 4, 2016, the Bank has learned of resolution N° 16,191 issued on December 30, 2015 by the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financiera or SBIF), whereby the Bank has been informed of the following:

1.	That as a consequence of the appointment of the former member of our board of directors, Mr. Rafael Guilisasti Gana, as member of the boards of directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A., the SBIF commenced a special review on the corporate group known as "Cascadas" in order to verify our compliance with credit limitations set forth in the Chilean General Banking Act;

2.	That the SBIF concluded that all the companies of the Cascadas group are part of a "corporate organizational structure" to exercise control over SQM S.A., hence, they are deemed one sole debtor for the purposes of computing the above referenced credit limitations, regardless of their respective independence; and

3.	As a consequence of the above, the SBIF concluded that CorpBanca violated the individual credit limitations set forth in article 84 N° 1 of the Chilean General Banking Act, in relation to article 85 of the same norm regarding the companies that constitute the Cascadas group.

In light of the foregoing, the SBIF imposed a fine on CorpBanca of 10% of the excess of such credit limitations equal to Ch$21,764,507,494. The SBIF also required that the amount of the penalty be reflected in 2015 financial statements.

CorpBanca's board of directors, in an extraordinary meeting held today January 4, acknowledged the above-mentioned resolution and agreed to communicate these facts as a material event. Additionally, the board unanimously agreed to strongly reject the allegations that resulted in the imposition of the fine on CorpBanca. Consequently, the board instructed CorpBanca's management to exercise any and all available actions and claims in order to rescind in its entirety resolution N° 16,191 issued by the SBIF on December 30, 2015 together with the fine imposed by the same.

The board of directors considers that it is its duty to clarify that the procedures that resulted in the resolution mentioned above violated the basic rights of due process. In such procedures, CorpBanca did not have the opportunity to present its point of view, give any explanations or present any arguments whatsoever. It is important to note that the fine is result of operations timely known by the SBIF over the years without the SBIF bringing any complaint or objection whatsoever. In addition, the debtors involved are publicly held corporations, regarding which there is plenty of information available to the public, known by the relevant authorities and subject to the regulation and overview of the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros).

Notwithstanding the fact that it is necessary to pay the fine in its entirety in order to be able to exercise the relevant actions and claims, CorpBanca's board estimates that it is likely that such actions and claims shall have a positive outcome. Consequently, accounting for the fine in 2015 financial statements shall not affect the Bank's results. Pursuant to accounting norms, in case of a negative outcome, the fine shall be recognized upon such fine being imposed by a final, non-appealable ruling of the relevant courts.

Sincerely yours,

Fernando Massú Taré
Chief Executive Officer